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Impact Marketer | Brand, Business & Partnership Developer | Digital Marketing Strategist | Go-to-Market Expert

New York City Metropolitan Area · Contact info

500+ connections

Learnie

The George Washington University

Experience

Head of Marketing & Impact

Learnie · Full-time

Jan 2021 - Present · 1 yr 3 mos

New York City Metropolitan Area

Learnie is on a mission to democratize and decentralize learning. As a for-profit, for-mission business, we are using Learnie as a force for good with our community-based microlearning technology.

Head of Client Strategy

Pixaura · Full-time

Mar 2020 - Present · 2 yrs 1 mo

New York City Metropolitan Area

To Pixaura, Michael brings more than 20 years of client, brand and go-to-market strategy in such verticals as consumer packaged goods, technology, media and social impact.

Managing Partner

Social Impact Allies

Aug 2019 - Present · 2 yrs 8 mos

Brooklyn, NY

With increased challenges facing our communities, social impact programs from the private sector are on the rise. Brands, nonprofits and government agencies are joining together to tackle major issues like emotional and environmental sustainability, health and wellness, financial literacy and youth issues. Our focus is leveraging our

Create Change

with Purpose-driven Strategy, Programming & Impact Measurement.

CMO

CarrotNewYork

Dec 2017 - Jul 2019 · 1 yr 8 mos

75 Broad Street 33rd Floor NY, NY 10004

Michael brings an award-winning career in Marketing & Digital to Carrot with an expertise in building profitable strategies, products and campaigns for brands and mission-based orgs. With a career in EdTech spanning more than 20 years, Michael leads Carrot's initiatives to innovate with partners and clients leaning forward into new

Managing Partner

Accordion Agency

2016 - 2019 · 3 yrs

Greater New York City Area

Accordion is Evolution...a trusted network of Award-winning Specialty Agencies in Digital, from Strategy and Creative to Development and Media Planning/Analytics. We bundle projects and share talent to provide the very best pricing to your Firm or Brand, at the critical speed needed to get to a very fast-moving, competitive Market.

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Education

The George Washington University

 **The George Washington University**
BA, English
1990 – 1994

 **Walsh Jesuit High School**
1986 – 1990